Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Receives Order from U.S. School District, Largest to Date in Education Vertical

$600,000+ Order to Equip Teachers and Staff with SD7 Handset Enabling Direct
Connectivity with First Responders

Education Represents Largest Vertical Market Opportunity in U.S.

VANCOUVER, BC / ACCESSWIRE / April 3, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced it has received its largest order for the SD7 Handset from a single customer in the education market.

A school district located in the Southwest U.S. has placed an order at a gross purchase price of more than $600,000 for the Company’s SD7 Handsets and related accessories. These devices will be used by the schools’ safety staff, custodial staff, administration staff, selected teachers, and by their school bus drivers.

“This order represents our single largest SD7 Handset order in the education vertical to date,” commented Siyata CEO Marc Seelenfreund. “This school district recognized the critical role that effective communication tools play in both efficient school operations as well as in times of emergency or crisis. With our SD7 Handset, teachers and school staff will be able to initiate and receive talk-group calls, receive private calls and notify first responders in case of an emergency. Our SD7 Handset is easy to deploy, can be implemented rapidly with minimal set up, requires no training and no additional maintenance or upgrades to the existing local network. The school district can count on its Push-to-Talk calls being received because the SD7 Handset works on a cellular network with ubiquitous coverage and geo-tracking, regardless of whether staff is in the school, on a field trip, or at an event.”

“The education vertical represents our largest market opportunity with more than 115,000 schools1 and four million teachers2 in the U.S. alone,” continued Seelenfreund. “School safety is a leading public safety concern, and many schools are seeking technology solutions that can help to create a safer learning environment. We believe that it is absolutely essential that teachers and staff be equipped with next-generation communication tools that enable clear and reliable communication within their school ecosystem, and to and from first responders during an emergency. Furthermore, our technology provides specific location information of the person triggering an alert to help speed response times.”

1	https://www.weareteachers.com/how-many-schools-are-in-the-us/#:~:text=How%20many%20schools%20are%20there,school%20for%20every%202%2C881%20people

[2]	https://www.weareteachers.com/how-many-teachers-are-in-the-us/#:~:text=How%20many%20teachers%20are%20there,2.5%25%20of%20the%20working%20population

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites and social media sites is not incorporated by reference into this press release.

-  END  -